Wachtell, Lipton, Rosen & Katz

MARTIN LIPTON	STEPHEN G. GELLMAN
HERBERT M. WACHTELL	STEVEN A. ROSENBLUM	51 WEST 52ND STREET		DAVID M. MURPHY	JONATHAN M. MOSES
BERNARD W. NUSSBAUM	PAMELA S. SEYMON	NEW YORK, N.Y. 10019-6150		JEFFREY M. WINTNER	T. EIKO STANGE
RICHARD D. KATCHER	STEPHANIE J. SELIGMAN	TELEPHONE: (212) 403-1000		TREVOR S. NORWITZ	DAVID A. SCHWARTZ
LAWRENCE B. PEDOWITZ	ERIC S. ROBINSON	FACSIMILE: (212) 403-2000		BEN M. GERMANA	JOHN F. LYNCH
PAUL VIZCARRONDO, JR.	JOHN F. SAVARESE			ANDREW J. NUSSBAUM	WILLIAM SAVITT
PETER C. HEIN	SCOTT K. CHARLES	GEORGE A. KATZ (1965-1989)		RACHELLE SILVERBERG	ERIC M. ROSOF
HAROLD S. NOVIKOFF	ANDREW C. HOUSTON	JAMES H. FOGELSON (1967-1991)		DAVID C. BRYAN	MARTIN J.E. ARMS
DAVID M. EINHORN	PHILIP MINDLIN			STEVEN A. COHEN	GREGORY E. OSTLING
KENNETH B. FORREST	DAVID S. NEILL	OF COUNSEL		GAVIN D. SOLOTAR	DAVID B. ANDERS
MEYER G. KOPLOW	JODI J. SCHWARTZ			DEBORAH L. PAUL	ADAM J. SHAPIRO
THEODORE N. MIRVIS	ADAM O. EMMERICH	WILLIAM T. ALLEN	LEONARD M. ROSEN	DAVID C. KARP	NELSON O. FITTS
EDWARD D. HERLIHY	CRAIG M. WASSERMAN	PETER C. CANELLOS	MICHAEL W. SCHWARTZ	RICHARD K. KIM	JEREMY L. GOLDSTEIN
DANIEL A. NEFF	GEORGE T. CONWAY III	THEODORE GEWERTZ	ELLIOTT V. STEIN	JOSHUA R. CAMMAKER	JOSHUA M. HOLMES
ERIC M. ROTH	RALPH M. LEVENE	THEODORE A. LEVINE	J. BRYAN WHITWORTH	MARK GORDON	DAVID E. SHAPIRO
WARREN R. STERN	RICHARD G. MASON	ALLAN A. MARTIN	AMY R. WOLF	JOSEPH D. LARSON	DAMIAN G. DIDDEN
ANDREW R. BROWNSTEIN	DOUGLAS K. MAYER	ROBERT B. MAZUR		LAWRENCE S. MAKOW	ANTE VUCIC
MICHAEL H. BYOWITZ	MICHAEL J. SEGAL			JEANNEMARIE O’BRIEN	IAN BOCZKO
PAUL K. ROWE	DAVID M. SILK	COUNSEL		WAYNE M. CARLIN	MATTHEW M. GUEST
MARC WOLINSKY	ROBIN PANOVKA			JAMES COLE, JR.	DAVID E. KAHAN
DAVID GRUENSTEIN	DAVID A. KATZ	MICHELE J. ALEXANDER	PAULA N. GORDON	STEPHEN R. DiPRIMA	DAVID K. LAM
PATRICIA A. VLAHAKIS	ILENE KNABLE GOTTS	LOUIS J. BARASH	NANCY B. GREENBAUM	NICHOLAS G. DEMMO
		DIANNA CHEN	MAURA R. GROSSMAN	IGOR KIRMAN
		ANDREW J.H. CHEUNG	IAN L. LEVIN
		PAMELA EHRENKRANZ	J. AUSTIN LYONS
		ELAINE P. GOLIN	HOLLY M. STRUTT

July 10, 2009

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:  Filing Desk

Re:               LEXINGTONPARK PARENT CORP.
                    REGISTRATION STATEMENT ON FORM S-4

Ladies & Gentlemen:

On behalf of LexingtonPark Parent Corp., a Delaware corporation (“New Parent”), I am submitting for filing New Parent’s Registration Statement on Form S-4 (the “Registration Statement”) relating to 55,643,544 shares of Class A common stock, par value $0.01 per share, of New Parent to be issued in connection with the transactions contemplated by the Transaction Agreement and Agreement and Plan of Merger, dated as of June 3, 2009 (the “Transaction Agreement”), by and among Cowen Group, Inc., a Delaware corporation (“Cowen”), Ramius LLC, a Delaware limited liability company (“Ramius”), New Parent, Lexington Merger Corp., a Delaware corporation and wholly owned subsidiary of New Parent (“Merger Sub”) and Park Exchange LLC, a Delaware limited liability company and wholly owned subsidiary of New Parent (“Exchange Sub”).

Under the terms of the Transaction Agreement, at the completion of the transactions, Merger Sub will merge with and into Cowen, with Cowen surviving the merger, and Ramius will transfer to Exchange Sub substantially all of Ramius’s assets and Exchange Sub will assume substantially all of Ramius’s liabilities.  Cowen will become a wholly owned subsidiary of New Parent, and Exchange Sub will remain a wholly owned subsidiary of New Parent.  New Parent will then change its name to “Cowen Group, Inc.”

Pursuant to Item 14 of Form S-4, the Registration Statement must include financial statements of New Parent, as the registrant.  New Parent was formed on June 1, 2009, in connection with the transactions.  Therefore, since New Parent was not in existence as of

March 31, 2009, we have not included financial statements for New Parent in this Registration Statement, but intend to include financial statements as of June 30, 2009 for New Parent in an amendment to the Registration Statement to be filed at a later date.

I am submitting the Registration Statement electronically as provided in Item 101(a)(1)(i) of Regulation S-T.

* * * * *

Please direct any questions concerning the Registration Statement to the undersigned at (212) 403-1314.

Very truly yours,

/s/ David E. Shapiro

Attachment